Exhibit 12.1

MPLX LP

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Portion of rentals representing interest(1)	$13	$16	$7	$6	$6	$5
Capitalized interest	24	28	5	1	1	1
Other interest and fixed charges(2)	252	254	40	4	—	—

Total fixed charges (A)	$289	$298	$52	$11	$7	$6

Preferred dividend requirements	$49	$41	$—	$—	$—	$—
Ratio of income (loss) before provision for taxes to net income (loss)	1.0	1.0	1.0	1.0	1.0	1.0

Total preferred dividends	$49	$41	$—	$—	$—	$—
Combined fixed charges and preferred dividends (B)	$338	$339	$52	$11	$7	$6

Earnings-pretax income with applicable adjustments (C)	$973	$917	$394	$252	$220	$211

Ratio of (C) to (A)	3.4	3.1	7.6	22.9	31.4	35.2
Ratio of (C) to (B)	2.9	2.7	7.6	22.9	31.4	35.2

(1)	Primarily related to interest incurred on operating leases.
(2)	Includes amortization of discounts on senior notes